UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C.  20549

                                 SCHEDULE 13D


                  Under the Securities Exchange Act of 1934
                           (Amendment No.________)*

                                METRISA, INC.
                              (Name of Issuer)

                        Common Stock, $.50 par value
                       (Title of Class of Securities)

                                59159V 10 6
                              (CUSIP Number)

   John E. Wolfe, c/o Metrisa, Inc. , 25 Wiggins Avenue, Bedford, MA  01730
            (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                April 28, 1998
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                 SCHEDULE 13D


CUSIP No.      59159V  10  6                    Page   2   of   6    Pages

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

		John E. Wolfe
		Ancelin V. Wolfe

2       Check the Appropriate Box if a member of a group


        (a)
        (b)

3       SEC Use Only

4       Source of Funds*

		00

5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


6       Citizenship or Place of Organization

		USA

Number of       7    Sole Voting Power          John E. Wolfe:     81,584
Shares                                          Ancelin V. Wolfe:       0
Beneficially
Owned by        8    Shared Voting Power        John E. Wolfe:     86,776
Each                                            Ancelin V. Wolfe:  86,776
Reporting
Person          9    Sole Dispositive Power     John E. Wolfe:     81,584
With                                            Ancelin V. Wolfe:       0

                10   Shared Dispositive Power   John E. Wolfe:     86,776
                                                Ancelin V. Wolfe:  86,776

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                        John E. Wolfe:         168,360
			Ancelin V. Wolfe:	86,776

12      Check Box if the Aggregate Amount in Row (11) Excludes Certain
        Shares*                ?

13      Percent of Class Represented by Amount in Row (11)

			Joseph J. Caruso:	16%
                        Ancelin V. Wolfe:        9%


14      Type of Reporting Person

			IN


Item 1.  Security and Issuer.

        Common Stock, $.50 par value ("Common Stock"), of Metrisa, Inc. Delaware corporation (the "Company"). The address of the Company's principal executive office is 25 Wiggins Avenue, Bedford, Massachusetts 01730-2323.

Item 2.  Identity and Background.

(a)  Name of Person filing this Schedule:         John E. Wolfe

Residence or Business Address:                    25 Wiggins Avenue
                                                  Bedford, MA  01730-2323

Present Principal Occupation or Employment:       President and Chief Executive
                                                  Officer of the Company
                                                  25 Wiggins Avenue
                                                  Bedford, MA 01730-2323

The Company is a product development, manufacturing and contract test services company which specializes in manufacturing instruments and providing contract test services for measuring various properties of a wide variety of materials, liquids and gases.

Mr. Wolfe has not been convicted in a criminal proceeding during the last
5 years.

Mr. Wolfe has not been a party to a civil proceeding during the last 5 years and is not subject to any judgment, decree or final order relating to federal or state securities laws.

Mr. Wolfe is a United States citizen.

(b)  Name of Person filing this Schedule:       Ancelin V. Wolfe

Residence or Business Address:			17 Harding Street
                                                Medfield, MA  02052

Present Principal Occupation or Employment:	Self employed

Mrs. Wolfe has not been convicted in a criminal proceeding during the last 5 years.

Mrs. Wolfe has not been a party to a civil, proceeding during the last 5 years and is not subject to any judgment, decree or final order relating to federal or state securities laws.

Mrs. Wolfe is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

Mr. and Mrs. Wolfe acquired the securities upon the exchange of similar securities of Tytronics Incorporated, the Company's former majority share-holder, pursuant to a reorganization (the "Reorganization") in which Tytronics Incorporated and a subsidiary of the Company were ultimately merged into the Company.

Item 4.  Purpose of Transaction.

The acquisition of the securities occurred as part of the Reorganization.

Except as described above, neither Mr. nor Mrs. Wolfe have no plans or proposals which relate to or would result in:

(a)	the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	an extraordinary corporate transaction, such as a merger,
reorganization or liquidation, involving the Company or any of its sub-sidiaries;

(c)	the sale or transfer of the material amount of assets of the Company or any of its subsidiaries;

(d)	any change in the present Board of Directors or management of the
Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e)	any material change in the present capitalization or dividend policy of the Company;

(f)	any other material change of the Company's business or corporate structure;

(g)	changes in the Company's charter, By-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any persons;

(h)	causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a national securities association;

(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

	Aggregate number of outstanding shares of the Company's Common Stock beneficially owned by Mr. Wolfe:

		168,360, of which 27,769 represent shares of Common Stock which may be acquired upon the exercise of options and warrants.

	Aggregate number of outstanding shares of the Company's Common Stock beneficially owned by Mrs. Wolfe:

		86,776, of which 13,884 represent shares of Common Stock which may be acquired upon the exercise of warrants.

	Percentage of Common Stock beneficially owned by Mr. Wolfe:

		16%

	Percentage of Common Stock beneficially owned by Mrs. Wolfe:

		9%

(b)	The number of shares of the Company's Common Stock with respect to which Mr. Wolfe has:

		Sole voting power:		81,584
		Shared voting power:		86,776
                Sole dispositive power:         81,584
		Shared dispositive power:	86,776

	Number of shares of the Company's Common Stock with respect to which Mrs.Wolfe has:

                Sole voting power:                   0
		Shared voting power:		86,776
                Sole dispositive power:              0
		Shared dispositive power:	86,776

(c)	There have been no transactions in the Company's common stock by
Mr. Wolfe or Mrs. Wolfe that were effected during the past sixty days or since the most recent filing on Schedule 13D by Mr. Wolfe or Mrs. Wolfe.

(d)	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities listed above.

(e) 	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

Item 7.  Material to be Filed as Exhibits.


Exhibit 1.  Plan and Agreement of Merger.


                                  SIGNATURE


        After reasonable inquiry and to the best of the undersigneds' knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.




                                                /s/ John E. Wolfe
						John E. Wolfe



                                                /s/ Ancelin V. Wolfe
						Ancelin V. Wolfe

Date:  December 4, 1998



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{J:\clients\bus\h2148\0100\00049782.TXT;1}